Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2900, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% REDUCTION IN CASH COSTS IN THE FIRST QUARTER OF 2015

MONTREAL, Quebec, Canada, May 7, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announces its first quarter results for the period ended March 31, 2015 (“Q1 2015”). Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Gold production of 25,859 ounces in Q1 2015, up 23% over prior year gold production of 21,002 ounces; Q1 2015 gold sales of 24,791 ounces at an average price of $1,496 (US$1,205), up 21% over the prior year’s gold sales of 20,412 ounces at an average price of $1,441 (US$1,306);

  Q1 2015 cash cost per ounce decreased 16% to $979 (US$789), from $1,169 (US$1,060) in the same quarter last year; All-in-sustaining-cost (“AISC”) decreased 9% to $1,255 (US$1,011) from $1,384 (US$1,255) in the first quarter of 2014;

  Q1 2015 operating cash flows of $9.1 million, or $0.17 per share, on strong revenues of $37.2 million, a 183% or $0.11 per share improvement over Q1 2014 operating cash flows of $2.4 million, or $0.06 per share, on revenues of $29.5 million;

  Q1 2015 net earnings of $4.6 million, or $0.09 per share, versus Q1 2014 net loss of ($1.9) million, or ($0.05) per share, a $0.14 per share improvement;

  Island Gold Mine accelerated development on plan: primary ramp extended to a depth of 675 metres, strategic exploration drift on 620 metre level of the mine extended to a length of 290 metres, and secondary eastern ramp deepened to 470 metres;

  2015 gold production guidance of 78,000 – 88,000 ounces maintained; Cash of $70.7 million, or $1.22 per share, as of March 31, 2015, and long-term debt of $5.2 million.

Mr. Renaud Adams, President and CEO, commented: “The transition of Island Gold into a higher grade, lower cost mine remains our focus for this year. In this regard we are very pleased with our progress to date, as the implementation of our accelerated development plan came in both on time and on budget for the first three months of 2015. I am also delighted with the continued strong momentum generated by our operations this quarter. Of particular note was the robust performance of our Quebec assets which returned cash cost and all-in-sustaining-cost levels that were below expectations, providing us with increased financial flexibility as we continue to implement our Island Gold development initiatives. Production at Island Gold ramped up throughout the quarter, and we are pleased with the progress that the mine achieved in March. As anticipated, costs at Island Gold were higher in the first quarter, primarily as a result of the large amount of development ore processed, which accounted for 70% of total ore tonnage in the period. We are pleased with our development progress to date, and look forward to reaching additional milestones as we continue to implement our strategic infrastructure and operational improvements, and build on what we believe is the potential for significant long-term growth at Island Gold.”

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

Island Gold Accelerated Development Update

The accelerated development initiatives currently underway at Island Gold advanced as planned in the first quarter of 2015. The non-sustaining capital expenditures related to the accelerated development and exploration initiatives during the quarter totaled $4.7 million, The Corporation successfully advanced all five key areas in the first three months of 2015, specifically:

(1)	Ramp development: The main access West Ramp was extended by 25 vertical metres during the first three months of the year to a depth of 675 metres. Work is on schedule to attain a targeted depth of 750 metres by the end of 2015, which would provide mining access to areas between approximately 650 metres and 750 metres of depth in 2016, where past assessments have indicated higher grade and greater widths of ore. The secondary East Ramp was extended by 30 vertical metres to a depth of 470 metres in the first quarter, and is on schedule to reach a depth of 570 metres by the end of 2015. This will provide access to the Extension 1 and Extension 2 areas of the mine below 400 metres, which will allow for concurrent mining in several parts of the deposit providing greater operational flexibility.

(2)	Lateral development on the 620 metre level and delineation program: The exploration drift was extended to the east by 150 metres to a length of approximately 290 metres during the first quarter, ahead of schedule. The drift is currently being used to complete 33,375 metres of delineation drilling, with a total of 4,378 metres completed in the first quarter of 2015. The Corporation anticipates extending the drift by an additional 125 linear metres before the end of Q2 2015, at which point optimal drilling positions will be reached to initiate our planned exploration drilling programs, while the delineation drilling program is also being completed.

(3)	61,000 metre exploration program: A total of 3,331 metres of exploration drilling were completed at Island Gold in the first quarter, of which 2,437 metres were from underground and the remaining 894 metres were completed from surface. The two surface drill holes targeted the western extension potential. As planned, the majority of the underground exploration drilling will begin in mid-2015 once the drift has been extended to an approximate length of 415 metres. This will provide optimal drilling positions to explore the potential down plunge to the east, where past drill results have included an intersection of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres.

(4)	Fixed assets & equipment: An integral part of the Corporation’s development plans for Island Gold includes upgrading mine infrastructure and equipment. Improvements to underground electrical and water pumping lines were completed during the quarter, with additional upgrade investments planned in Q2 and Q3.

(5)	Milling & mining studies: The Corporation initiated planned mining and milling studies in conjunction with outside consultants during the quarter, and expects preliminary results to be available in Q3 2015. These studies will evaluate mining and milling requirements under various possible expansion scenarios, including different shaft options, with the view to advance the most viable scenario to a preliminary economic assessment level by year-end.

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

First Quarter Results

Gold production in the first three months of 2015 increased 23% over the prior year to 25,859 ounces, driven by a strong performance from the Quebec operations owing to a combination of increased tonnage, a higher processed grade at both operations, and the addition of 1,624 ounces derived from the refining of accumulated slag at the Camflo Mill. This robust performance was offset by slightly lower gold production from the Island Gold Mine, where production was ramped up and new optimisation initiatives were implemented during the first quarter in accordance with the Corporation’s 2015 plans. These efforts culminated in an average production of 860 tonnes per day at the Island Gold Mine in March which resulted in establishing a surface stockpile of 6,700 tonnes of ore at the end of the quarter.

On a consolidated basis, first quarter cash cost per ounce of gold sold decreased 16% to $979 (US$789) from $1,169 (US$1,060) in the comparable period of 2014, and AISC decreased 9% to $1,255 (US$1,011) from $1,384 (US$1,255) in the first quarter of 2014. These cost improvements were driven by significantly lower costs at the Beaufor Mine, attributable to improved grades from a more selective mining approach and the 1,624 ounces from the milling of accumulated slag, and lower costs at the Monique Mine due to the prioritized milling of higher grade ore. As expected, production costs at Island Gold Mine increased year-over-year primarily as a result of the significantly greater amount of development ore processed during the quarter, for which handling costs are considerably higher than ore derived from long-hole stoping. Cost levels are also a result of the ramping up of production, and the implementation of the Corporation’s accelerated mine optimization and development plans.

Revenues increased 26% to $37.2 million in the first quarter of 2015, from $29.5 million in the first quarter of 2014, reflecting a 21% increase in gold ounces sold and a 4% increase in the average Canadian dollar selling price in the current period. A total of 24,791 ounces of gold were sold at an average price of $1,496 (US$1,205) per ounce in the current quarter, versus gold sales of 20,412 ounces and an average realized price of $1,441 (US$1,306) per ounce in the comparable period last year.

The Corporation spent a total of $9.2 million on capital expenditures in the first quarter of 2015, versus $5.9 million in the first three months of 2014. Total capital expenditures of $8.7 million at Island Gold accounted for the majority of total investments in the current period, and consisted of approximately $3.8 million of sustaining investments, out of total planned $19.1 million for the year, and $4.9 million of accelerated development costs, out of a total planned $29.2 million for the year. Capital investments in Quebec, all of which were sustaining, amounted to $0.5 million in the current period.

Exploration and project evaluation costs totaled $1.1 million in the current quarter, versus $0.7 million in the comparable period of 2014. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits were approximately $0.5 million at the Island Gold Mine and $0.5 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.1 million during the current quarter.

The Corporation generated net earnings of $4.6 million, or $0.09 per share, in the first quarter of 2015, a $6.5 million improvement over the net loss of ($1.9) million, or ($0.05) per share, generated in the first quarter of 2014.

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

Operating cash flows of $9.1 million in Q1 2015, or $0.17 per share, compared to Q1 2014 operating cash flows of $2.4 million, or $0.06 per share, a 183% increase on a per share basis. First quarter net free cash flow (operating cash flows less capital expenditures) was ($0.1) million, or nil per share, compared to net free cash flow of ($3.5) million, or ($0.09) per share in the year-ago period.

Cash Position and Capital Structure

The Corporation’s cash position totaled $70.7 million at March 31, 2015, compared to $67.5 million at February 11, 2015 subsequent to the closing of the bought deal financing announced in January 2015, and up from $35.3 million at year-end 2014. As of March 31, 2015, Richmont Mines had 400 employees, compared to 430 as of March 31, 2014. The Corporation had working capital of $72.2 million, 57.9 million shares outstanding, and minimal long term debt of $5.2 million.

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2015	2014

Gold Produced
Tonnes	43,785	62,111
Head grade (g/t)	7.87	5.80
Gold recovery (%)	97.19	96.10
Ounces produced	10,764	11,139

Gold Sold
Ounces sold	8,923	10,259
Cash cost per ounce (US$)	1,139	849
AISC per ounce (US$)	1,485	987

The Island Gold Mine produced 10,764 ounces in the first quarter of 2015. Production momentum was progressively built up from lower levels in the first two months, the result of planned underground infrastructure upgrades, to strong operational performance in March during which the mine produced an average of 860 tpd of ore. The robust execution in March resulted in establishing a surface stockpile of approximately 6,700 tonnes of ore as at March 31. Results during the quarter benefited from an improved mined grade attributable to the selective mining of higher-grade material from the Goudreau Zone, and the addition of good grade development ore from the new resources located below a depth of 400 metres, the latter of which returned a 12% positive grade reconciliation over the resource model. Planned infrastructure and equipment upgrades will continue through 2015 as part of the Corporation’s strategic accelerated development initiatives that are currently being implemented at the mine to expedite access to the deeper higher grade quality resource base and position the mine for considerable future growth.

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

First quarter gold sales from Island Gold totaled 8,923 ounces at an average price of $1,503 (US$1,211) per ounce, versus gold sales of 10,259 ounces at an average price of $1,447 (US$1,312) per ounce in the comparable period of 2014. On a per ounce basis, Q1 2015 cash costs were $1,414 (US$1,139) and AISC were $1,843 (US$1,485), compared to a per ounce cash cost of $937 (US$849) and AISC of $1,089 (US$987) in the same period of 2014. The higher cash costs per ounce reflect the lower gold sales levels and that 70% of the processed tonnage during the three months was development ore, for which overall costs are significantly higher than ore derived from long-hole stoping. The amount of processed development ore is expected to decrease throughout the year, which will have a favourable impact on costs. AISC in the quarter included $3.8 million of sustaining capital expenditures, which included $1.6 million related to work completed on the secondary eastern ramp, $0.4 million related to definition drilling, with the remaining investment spent on fixed asset upgrades and other development. The Corporation has planned a total of $19.1 million on sustaining capital expenditures at Island Gold Mine in 2015.

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2015	2014

Gold Produced
Tonnes	29,751	23,281
Head grade (g/t)	8.44	5.99
Gold recovery (%)	98.64	98.17
Ounces produced	7,963	4,401

Gold Sold
Ounces sold	8,831	4,302
Cash cost per ounce (US$)	730	1,102
AISC per ounce (US$)	807	1,281

A total of 7,963 ounces of gold were produced from the Beaufor Mine in the first quarter of 2015, which included 1,624 ounces from the milling of accumulated slag at the Camflo Mill, an 81% increase over the 4,401 ounces produced in the comparable period of 2014. This improvement was largely attributable to a head grade of 8.44 g/t in the current quarter that was driven by the milled slag, a significant increase in tonnage originating from the higher-grade M Zone, as well as planned mine sequencing stemming from development work and a more selective mining approach both of which were implemented by the Corporation in 2014.

Gold sales from the Beaufor Mine were 8,831 ounces at an average realized price of $1,489 (US$1,200) in the first quarter 2015, compared to gold sales of 4,302 ounces at an average realized price of $1,465 (US$1,328) in the prior year period. On a per ounce basis, Q1 2015 cash costs totalled $905 (US$730) and AISC were $1,000 (US$807), a considerable improvement from the 2014 per ounce cash costs of $1,215 (US$1,102) and AISC of $1,412 (US$1,281). Sustaining expenditures at the Beaufor Mine amounted to $0.8 million in both periods. The significant decrease in Q1 2015 cost levels reflects the higher gold sales in the current quarter that stemmed from improved grade and planned mine sequencing, as well as the ounces from milled slag, as detailed above.

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

Richmont is currently developing an additional level of the M Zone at depth in the Beaufor Mine, which is expected to extend mining activities in this area of mineralisation through the end of 2015. This supplementary production, which had not previously been part of the mine plan, provides the Corporation with additional time to complete further assessments of the deeper Q Zone prior to confirming plans to advance with development of this zone in the future. The Q Zone is located approximately 50 vertical metres below the existing underground workings of the Beaufor Mine, and as such, only limited future development would be required in the event the Corporation decides to proceed. Room and pillar mining in the closer to surface 350 Zone began in the current quarter, and ore from this area accounted for approximately 19% of total tonnage during the three month period.

Monique Mine

	Three months ended
	March 31,	March 31,
	2015	2014

Gold Produced
Tonnes	63,938	51,230
Head grade (g/t)	3.57	2.37
Gold recovery (%)	97.23	96.04
Ounces produced	7,132	3,755

Gold Sold
Ounces sold	7,037	4,251
Cash cost per ounce (US$)	420	1,262
AISC per ounce (US$)	436	1,311

A total of 7,132 ounces of gold were produced from the Monique Mine in the first quarter, a 90% increase as compared to 3,755 ounces in the same period last year, driven by a 25% increase in processed tonnage and 50% improvement in milled head grade. The strong quarterly production levels reflect the expedited milling of higher grade material from the slightly lower grade stockpiled material that will be processed later in 2015.

The Corporation anticipates that the higher grade ore will be completely milled by the end of April, after which the lower-grade material will be processed. At the end of the first quarter of 2015, the Monique ore stockpile totalled approximately 140,000 tonnes at an average estimated grade of 1.48 g/t Au. Mining of the open pit was completed at the end of January, and the Corporation will process the stockpile from this operation at the Camflo Mill through September 2015.

Gold sales from the Monique Mine totalled 7,037 ounces at an average price of $1,498 (US$1,207) in the first quarter of 2015, compared to gold sales of 4,251 ounces at an average price of $1,407 (US$1,275) in the first three months of 2014. Including approximately $18 per ounce of non-cash charges that were incurred in 2014 but are accounted for in 2015, cash cost per ounce in Q1 2015 was $521 (US$420) and AISC was $541 (US$436) per ounce, reflecting strong tonnage levels and a robust grade during the period. First quarter 2015 results reflect a significant improvement over a cash cost of $1,392 (US$1,262) per ounce and AISC of $1,446 (US$1,311) per ounce in Q1 2014, during which the mine was ramping up following the beginning of commercial production on October 1, 2013. The amount of non-cash charges that are included in the Monique quarterly cash cost and AISC per ounce will increase progressively as the stockpile is depleted, and ore that was mined in 2014 is progressively milled.

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

Q1 2015 Conference Call

The Corporation will hold a conference call at 1:30 p.m. (EST) on May 7, 2015 to discuss first quarter 2015 results. To participate in the conference call please dial 1 888 241-0394 (North America toll free) or 647 427-3413 (local and International).

A replay of this conference will be available for 30 days, and can be accessed by dialing 1 855 859-2056 (North America toll free) or 404 537-3406 (local and International), and entering conference ID # 30311455.

Renaud Adams
President and Chief Executive Officer

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager	Steve Burleton, Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410	Phone: 416 368-0291 ext. 102

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

EXPLORATION AND PROJECT EVALUATION
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

Exploration costs – Mines
Island Gold	435	132
Beaufor	504	250
Monique	-	2

	939	384

Exploration costs – Other properties
Wasamac	18	38
Other	8	6
Project evaluation	104	117

Exploration and project evaluation before depreciation and exploration tax credits	1,069	545

Depreciation	11	23
Exploration tax credits, including adjustments	(16)	155

	1,064	723

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

FINANCIAL DATA
	Three months ended
	March 31,	March 31,
CAN$	2015	2014
	(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues	37,210	29,468
Net earnings (loss)	4,632	(1,903)
Cash flows from operating activities	9,130	2,379

Results per share ($)
Basic net earnings (loss)	0.09	(0.05)
Diluted net earnings (loss)	0.08	(0.05)

Cash flows from operating activities	0.17	0.06

Basic weighted average number of common shares outstanding (thousands)	53,543	39,596
Diluted weighted average number of common shares outstanding (thousands)	54,516	39,718

Average selling price of gold per ounce	1,496	1,441
Average selling price of gold per ounce (US$)	1,205	1,306

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	188,061	148,771
Working capital	72,161	34,837
Long-term debt	5,227	5,724

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

SALES AND PRODUCTION DATA
Three-month period ended March 31
	Year	Ounces of gold		Cash cost (per ounce sold)
		Sales	Production
				US$	CAN$
Island Gold Mine	2015 2014	8,923 10,259	10,764 11,139	1,139 849	1,414 937
Beaufor Mine	2015 2014	8,831 4,302	7,963 4,401	730 1,102	905 1,215
Monique Mine	2015 2014	7,037 4,251	7,132 3,755	420 1,262	521 1,392
W Zone Mine	2015 2014	- 1,600	- 1,707	- 1,764	- 1,946
Total	2015 2014	24,791 20,412	25,859 21,002	789 1,060	979 1,169
Note:	Average exchange rates used: Q1 2015: US$1 = CAN$1.2412
Average exchange rates used: Q1 2014: US$1 = CAN$1.1033

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

CONSOLIDATED INCOME STATEMENT AND COMPREHENSIVE INCOME
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

CONTINUING OPERATIONS
Revenues	37,210	29,468
Cost of sales	29,432	28,649

GROSS PROFIT	7,778	819

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	1,064	723
Administration	2,044	1,731
Gain on disposal of long-term assets	(78)	(12)
Other revenues	(6)	(9)

	3,024	2,433

OPERATING EARNINGS (LOSS)	4,754	(1,614)

Financial expenses	22	27
Financial revenues	(239)	(82)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	4,971	(1,559)

MINING AND INCOME TAXES	339	344

NET EARNINGS (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	4,632	(1,903)

EARNINGS (LOSS) PER SHARE
Basic	0.09	(0.05)
Diluted	0.08	(0.05)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	53,543	39,596

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	54,516	39,718

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	March 31,	December 31,
	2015	2014
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	70,687	35,273
Guaranteed investment certificate	-	474
Receivables	3,512	3,139
Income and mining tax assets	1,362	1,558
Exploration tax credits receivable	4,447	5,300
Inventories	15,679	13,814

	95,687	59,558

RESTRICTED DEPOSITS	1,016	1,016

PROPERTY, PLANT AND EQUIPMENT	91,358	88,197

TOTAL ASSETS	188,061	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	18,503	19,487
Income and mining taxes payable	2,873	3,241
Current portion of long-term debt	1,985	1,799
Current portion of asset retirement obligations	165	194

	23,526	24,721

LONG-TERM DEBT	5,227	5,724

ASSET RETIREMENT OBLIGATIONS	8,064	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES	1,968	2,326

TOTAL LIABILITIES	38,785	40,814

EQUITY
Share capital	180,738	144,535
Contributed surplus	12,826	12,342
Deficit	(44,288)	(48,920)

TOTAL EQUITY	149,276	107,957

TOTAL LIABILITIES AND EQUITY	188,061	148,771

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS A 23% INCREASE IN PRODUCTION AND A 16% DECREASE IN CASH COSTS IN THE FIRST QUARTER OF 2015
May 7, 2015

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended
	March 31,	March 31,
	2015	2014
	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,632	(1,903)
Adjustments for:
Depreciation and depletion	5,216	4,834
Taxes received (paid)	(870)	55
Interest revenues	(139)	(63)
Interest on long-term debt	34	44
Share-based compensation	496	414
Accretion expense – asset retirement obligations	22	27
Gain on disposal of long-term assets	(78)	(12)
Mining and income taxes	339	344

	9,652	3,740

Net change in non-cash working capital items	(522)	(1,361)

Cash flows from operating activities	9,130	2,379

INVESTING ACTIVITIES
Guaranteed investment certificate	474	-
Restricted deposits	-	(474)
Interest received	123	82
Property, plant and equipment – Island Gold Mine	(8,715)	(4,495)
Property, plant and equipment – Beaufor Mine	(141)	(602)
Property, plant and equipment – W Zone Mine	-	(233)
Property, plant and equipment – Monique Mine	-	(21)
Property, plant and equipment – Other	(369)	(569)
Disposition of property, plant and equipment	145	177

Cash flows used in investing activities	(8,483)	(6,135)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	-
Issue of common shares	38,565	-
Common shares issue costs	(2,391)	-
Interest paid	(34)	(44)
Payment of asset retirement obligations	(29)	-
Payment of finance lease obligations	(344)	(250)

Cash flows from (used in) financing activities	34,767	(294)

Net change in cash	35,414	(4,050)

Cash, beginning of period	35,273	17,551

Cash, end of period	70,687	13,501

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).